Issuer Free Writing Prospectus

Filed Pursuant to Rule 433(f)

Registration No. 333-153356

March 30, 2011

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

On March 24, 2011, ChicagoRealEstateDaily.com, a daily online news service that is published by Crain’s Chicago Business, a regional business newspaper, published an article after asking for and obtaining an interview with Barry L. Lazarus, the President and Chief Operating Officer of Inland Diversified Real Estate Trust, Inc. (which we refer to as “Inland Diversified”), the full text of which is reproduced below.

ChicagoRealEstateDaily.com is wholly unaffiliated with Inland Diversified, and neither Inland Diversified, its sponsor, Inland Real Estate Investment Corporation, nor any of their affiliates has made any payment or given any consideration to ChicagoRealEstateDaily.com in connection with the article below or any other matter published by ChicagoRealEstateDaily.com concerning Inland Diversified or any of its affiliates.

Full Text of ChicagoRealEstateDaily.com Article

Inland vet gets more company in unlisted REITs

By: Alby Gallun March 24, 2011

Barry Lazarus

(Crain’s) — Barry Lazarus faces a pack of tough competitors as he leads his second real estate investment trust for Oak Brook-based Inland Group Inc.

Hired in 1973 as Inland’s 11th employee, Mr. Lazarus has seen the company evolve from a small apartment investor into a fundraising and investing behemoth and leader in the market of non-traded REITs, public companies whose shares are not listed on an exchange.

The last REIT he led, Inland Retail Real Estate Trust Inc., was sold for $3.7 billion in 2007, at the peak of the market.

But Mr. Lazarus faces a much different climate today, especially on the fundraising side, as president and chief operating officer at Inland Diversified Real Estate Trust Inc., Inland Group’s latest REIT. Unlike public companies that raise money in a one-time initial public offering, non-traded REITs sell their shares over a period of years through networks of broker-dealers. Amid a more crowded field, the money is flowing in a lot more slowly than it used to.

“The industry’s gotten so much more competitive,” says Mr. Lazarus, 64. “The non-traded REIT method of raising money all of a sudden became very popular.”

After leading the industry for much of the last decade, Inland’s fundraising apparatus took in just $224.2 million last year, ranking it 13th among in the unlisted REIT sector, according to Robert A. Stanger & Co., a New Jersey-based investment banking firm.

Inland Diversified, which launched its $5-billion stock offering in August 2009, sold $323.5 million in shares through March 15, according to a recent Securities and Exchange Commission filing. Back in 2007, Inland was raising almost that much in a single month.

Fundraising is not really Mr. Lazarus’ bailiwick because a sister company sells stock for Inland Diversified. His main challenge is making sure his acquisitions team is investing the money wisely and has the financing it needs to buy properties. Like its predecessor REITs, Inland Diversified mainly has been acquiring shopping centers and other retail properties.

Though the lower fundraising volume means Mr. Lazarus has less money to buy distressed properties, it also means he’s under less pressure to buy for the sake of buying — something that some non-traded REITs were criticized for during the boom.

“You don’t want marketing to run the show, you want acquisitions,” says Greg Paul, CEO of Omni Brokerage Inc., a Salt Lake City-based broker-dealer. “I would look at it as a positive, enabling the acquisitions people to keep up and do a better job.”

Yet competition for acquisitions has gotten tougher, too, as lenders have returned to the market and investors have become more optimistic about the outlook for the retail sector.

“I’ve seen it worse, where there are so many aggressive buyers and where prices get bid to unsustainable levels,” Mr. Lazarus says. “I don’t think we’re at this point, but pricing is what I would call somewhat aggressive.”

Mr. Lazarus has seen a lot in his 38 years in the real estate business. The University of Wisconsin alum hooked up with Inland in 1972, when he was working for the company’s accounting firm. Inland had no in-house accountant at the time.

About a year later, company co-founder Dan Goodwin “came up to me and said, ‘You know, the rate I’m paying the CPA firm to have you working here is about three times what I’d have to pay you if you were on salary,’“ he recalls. “So I said, ‘Is that a job offer or a budget discussion?’ He said ‘Yes.’”

Mr. Lazarus rose to treasurer at Inland, leaving in the late 1970s to form his own development company in Arizona. He rejoined Inland in 1990, taking the top job in 1999 at Inland Retail, the firm’s second REIT.

“This has been a really fun ride for all of us,” he says, “and we made some money along the way.”

Inland Diversified has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and any prospectus supplements and other documents Inland Diversified has filed with the SEC for more complete information about Inland Diversified and this offering.   You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, Inland Diversified, the dealer manager or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (800) 826-8228.